51, Sogong-ro, Jung-gu,

Seoul 04632, Korea

Tel: 82-2-2125-2000

Fax: 82-0505001-0501

http://www.woorifg.com

December 14, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Volley, Staff Accountant
John Nolan, Senior Advisor
Division of Corporation Finance
Office of Finance

Re:	Woori Financial Group Inc.
Form 20-F Filed May 16, 2022
File No. 001-31811

Dear Messrs. Volley and Nolan:

We write in response to your November 18, 2022 letter addressed to Woori Financial Group Inc. (the “Company”), in which the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments with respect to the Company’s response letter dated September 7, 2022. Such response letter was in turn provided in response to the Staff’s comment letter dated August 10, 2022, regarding the above-referenced filing (the “Form 20-F”) of the Company. For ease of reference, your comments appear in italics directly above the Company’s response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Form 20-F.

1.

Please refer to comment 4. We note that the material amount of reconciling items impacting net income relate to “consolidation adjustments including the elimination of intercompany transactions.” Please tell us in detail and revise future filings to disclose the nature of the adjustments that result in a decrease in segment net income for each of the past three years in order to reconcile to consolidated net income. Your discussion should provide sufficient information to allow an investor to understand why a segment recognized net income that was eliminated through a consolidation adjustment or an intercompany elimination adjustment. For example, clarify if segment entities use a different measurement basis for certain transactions, etc.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 2

The Company respectfully advises the Staff that the major adjustments to segment net income (loss) are intercompany dividends, which amounted to Won 676,000 million, Won 680,375 million and Won 692,605 million in 2019, 2020 and 2021, respectively. The Company receives dividends from its subsidiaries, including Woori Bank, which are recognized as non-interest income under the “Others” segment shown in Note 5 “Operating Segments” of the notes to the consolidated financial statements included in the Form 20-F. Such dividends are internal transactions between the Company and its subsidiaries and are eliminated through consolidation adjustments. The Company will disclose such details in its future filings, as shown in the tables and their accompanying footnotes below.

Segment net income (loss) is measured using IFRS amounts after internal managerial adjustments and others, as follows:

	As of or for the year ended December 31, 2019
	Total adjustments (A+B+C)	Internal managerial adjustments (A)		All other segments (B)(*4)	Internal transaction adjustments and others (C)(*5)

	(in millions of Korean Won)
Net interest income (expense)	699,997	648,995	(*1)	48,968	2,034
Non-interest income (expense)	(1,533,917)	(566,038	)(*2)	(31,872)	(936,007	)(*6)
Impairment losses due to credit loss	(80,909)	(82,957	)(*3)	14,293	(12,245)
General and administrative expenses	257,231	—		(1,745)	258,976	(*7)

Operating income (expense)	(657,598)	—		29,644	(687,242)

Share of gain (loss) of joint ventures and associates	127,400	—		(80)	127,480	(*8)
Other non-operating income (expense)	(61,822)	—		3,515	(65,337	)(*9)
Non-operating income	65,578	—		3,435	62,143

Net income (expense) before income tax expense	(592,020)	—		33,079	(625,099)
Income tax expense	(33,222)	—		(142)	(33,080)

Net income (loss)	(625,242)	—		32,937	(658,179)

Total assets	(21,007,090)	—		4,866,049	(25,873,139)
Investments in joint ventures and associates	(22,236,786)	—		10,951	(22,247,737)
Other assets	1,229,696	—		4,855,098	(3,625,402)
Total liabilities	339,323	—		4,281,104	(3,941,781)

(*1)

Includes the deduction of Won 333,600 million of deposit insurance expenses and Won 317,668 million of contribution expenses, which are classified as “net interest income (expense)” for internal management purposes but as “non-interest income (expense)” for financial accounting purposes.

(*2)

Includes the addition of the expenses described in footnote (*1) as well as the addition of Won 82,957 million, which includes Won 103,649 million of gains from sales of loans that are classified as “impairment losses” for internal management purposes but as “non-interest income (expense)” for financial accounting purposes.

(*3)	Includes the addition of Won 82,957 million described in footnote (*2).
(*4)	Includes consolidated funds (subsidiaries of the Company and Woori Bank) that are not included in the disclosed “others” segment.
(*5)	Consolidation adjustments of the Company and Woori Bank, including the elimination of intercompany transactions and others.
(*6)

Consolidation adjustments including the elimination of Won 676,000 million of intercompany dividends between the Company and its subsidiaries and Won 246,289 million of the intercompany IT service agency income of Woori FIS, which acts as the Group’s IT services agent.

(*7)	Consolidation adjustments including the elimination of Won 246,289 million of intercompany IT service agency.
(*8)	Share of gain (loss) of associates of the Company and Woori Bank.
(*9)	Consolidation adjustments including the elimination of Won 52,273 million of intercompany dividends between Woori Bank and its subsidiaries and associates.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 3

	As of or for the year ended December 31, 2020
	Total adjustments (A+B+C)	Internal managerial adjustments (A)		All other segments (B)(*5)	Internal transaction adjustments and others (C)(*6)

	(in millions of Korean Won)
Net interest income (expense)	741,406	692,298	(*1)	52,171	(3,063)
Non-interest income (expense)	(1,710,849)	(676,483	)(*2)	(19,082)	(1,015,284	)(*7)
Impairment losses due to credit loss	(28,741)	(17,138	)(*3)	(808)	(10,795)
General and administrative expenses	251,940	—		(2,921)	254,861	(*8)

Operating income (expense)	(746,244)	(1,323)		29,360	(774,281)

Share of gain (loss) of joint ventures and associates	106,547	—		(22,047)	128,594	(*9)
Other non-operating income (expense)	(123,090)	1,323	(*4)	33,895	(158,308	)(*10)
Non-operating income	(16,543)	1,323		11,848	(29,714)

Net income (expense) before income tax expense	(762,787)	—		41,209	(803,996)
Income tax expense	25,753	—		29	25,724

Net income (loss)	(737,034)	—		41,238	(778,272)

Total assets	(22,610,807)	—		5,643,135	(28,253,942)
Investments in joint ventures and associates	(23,978,359)	—		10,194	(23,988,553)
Other assets	1,367,552	—		5,632,941	(4,265,389)
Total liabilities	925,168	—		4,643,899	(3,718,731)

(*1)

Includes the deduction of Won 371,054 million of deposit insurance expenses and Won 327,911 million of contribution expenses, which are classified as “net interest income (expense)” for internal management purposes but as “non-interest income (expense)” for financial accounting purposes.

(*2)

Includes the addition of the expenses described in footnote (*1) as well as the addition of Won 15,815 million, which includes Won 51,655 million of gains from sales of loans that are classified as “impairment losses” for internal management purposes but as “non-interest income (expense)” for financial accounting purposes.

(*3)

Includes the addition of Won 15,815 million described in footnote (*2) and the addition of Won 1,323 million of “provisions for other provisions” that are classified as “other non-operating income (expense)” for internal management purposes but as “impairment losses” for financial accounting purposes.

(*4)	Includes the deduction of Won 1,323 million of “provisions for other provisions” and the that are classified as “other non-operating expense” for internal management purposes.
(*5)	Includes consolidated funds (subsidiaries of the Company and Woori Bank) that are not included in the disclosed “others” segment.
(*6)	Consolidation adjustments of the Company and Woori Bank including the elimination of intercompany transactions and others.
(*7)

Consolidation adjustments including the elimination of Won 680,375 million of intercompany dividends between the Company and its subsidiaries and Won 252,922 million of the intercompany IT service agency income of Woori FIS, which acts as the Group’s IT services agent.

(*8)	Consolidation adjustments including the elimination of Won 252,922 million of intercompany IT service agency expenses.
(*9)	Share of gain (loss) of associates of the Company and Woori Bank.
(*10)

Consolidation adjustments including the elimination of Won 214,802 million of intercompany dividends between Woori Bank and its subsidiaries and associates and the recognition of Won 67,427 million of gain from a bargain purchase of Woori Financial Capital Co., Ltd.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 4

	As of or for the year ended December 31, 2021
	Total adjustments (A+B+C)	Internal managerial adjustments (A)		All other segments (B)(*5)	Internal transaction adjustments and others (C)(*6)

	(in millions of Korean Won)
Net interest income (expense)	767,701	758,559	(*1)	9,938	(796)
Non-interest income (expense)	(1,623,603)	(670,230	)(*2)	16,431	(969,804	)(*7)
Impairment losses due to credit loss	(88,592)	(89,683	)(*3)	—	1,091
General and administrative expenses	275,618	—		(256)	275,874	(*8)

Operating income (expense)	(668,876)	(1,354)		26,113	(693,635)

Share of gain (loss) of joint ventures and associates	(3,993)	—		51	(4,044	)(*9)
Other non-operating income (expense)	11,364	1,354	(*4)	2,956	7,054
Non-operating income	7,371	1,354		3,007	3,010

Net income (expense) before income tax expense	(661,505)	—		29,120	(690,625)
Income tax expense	(4,714)	—		—	(4,714)

Net income (loss)	(666,219)	—		29,120	(695,339)

Total assets	(23,956,847)	—		1,101,162	(25,058,009)
Investments in joint ventures and associates	(21,710,683)	—		35,134	(21,745,817)
Other assets	(2,246,164)	—		1,066,028	(3,312,192)
Total liabilities	(1,756,726)	—		54,595	(1,811,321)

(*1)

Includes the deduction of Won 406,276 million of deposit insurance expenses and Won 367,961 million of contribution expenses, which are classified as “net interest income (expense)” for internal management purposes but as “non-interest income (expense)” for financial accounting purposes.

(*2)

Includes the addition of the expenses described in footnote (*1) as well as the addition of Won 88,329 million, which includes Won 125,221 million of gains from sales of loans that are classified as “impairment losses” for internal management purposes but as “non-interest income (expense)” for financial accounting purposes.

(*3)

Includes the addition of Won 88,329 million described in footnote (*2) and the addition of Won 1,354 million of “provisions for other provisions” that are classified as “other non-operating income (expense)” for internal management purposes but as “impairment losses” for financial accounting purposes.

(*4)	Includes the deduction of Won 1,354 million of “provisions for other provisions” that are classified as “other non-operating expense” for internal management purposes.
(*5)	Includes consolidated funds (subsidiaries of the Company) that are not included in the disclosed “others” segment.
(*6)	Consolidation adjustments of the Company including the elimination of intercompany transactions and others.
(*7)

Consolidation adjustments including the elimination of Won 692,605 million of intercompany dividends between the Company and its subsidiaries and Won 274,768 million of the intercompany IT service agency income of Woori FIS, which acts as the Group’s IT services agent.

(*8)	Consolidation adjustments including the elimination of Won 274,768 million of intercompany IT service agency expenses.
(*9)	Share of gain (loss) of associates of the Company.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 5

* * *

We sincerely hope that the response above adequately addresses the staff’s comments. Please direct any further questions or comments to the Bank’s Investor Relations Department, to the attention of Sung-Wook Lee at +822-2125-2070 (fax: +82-0505001-0501), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +822-6353-8020 (fax: +822-6353-8099).

Sincerely,

/s/ Sung-Wook Lee
Sung-Wook Lee
Deputy President and Principal Financial Officer

cc:	Jinduk Han

Cleary Gottlieb Steen & Hamilton LLP